SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of May, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Correction of the publications of February 09, 2015, December 17, 2013 and November 26, 2013 according to § 26 paragraph. 1 WpHG with the objective of Europe-wide distribution

On May 07, 2015, NN Investment Partners B.V. (formerly known as ING Fund Management B.V.), Den Haag, Netherlands has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 3% threshold of the Voting Rights on February 05, 2015 and on that day amounted to 3.10% (this corresponds to 3493665 Voting Rights). 0.61% of Voting Rights (this corresponds to 684839 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 of the WpHG (German Securities Trading Act). 2.49% of Voting Rights (this corresponds to 2808826 Voting Rights) are attributed to the company in accordance with Article 22, Section 2, WpHG (German Securities Trading Act).

Furthermore, on May 07, 2015, NN Investment Partners Luxembourg S.A. (formerly known as ING Investment Management Luxembourg S.A.), Luxembourg, Luxembourg has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 3% threshold of the Voting Rights on February 05, 2015 and on that day amounted to 3.10% (this corresponds to 3493665 Voting Rights). 2.49% of Voting Rights (this corresponds to 2808826 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 of the WpHG (German Securities Trading Act). 0.61% of Voting Rights (this corresponds to 684839 Voting Rights) are attributed to the company in accordance with Article 22, Section 2, WpHG (German Securities Trading Act).

Furthermore, on May 07, 2015, NN Investment Partners B.V. (formerly known as ING Fund Management B.V.), Den Haag, Netherlands has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 3% threshold of the Voting Rights on December 13, 2013 and on that day amounted to 2.99% (this corresponds to 3369662 Voting Rights). 1.14% of  Voting Rights (this corresponds to 1287110 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 of the WpHG (German Securities Trading Act). 1.85% of Voting Rights (this corresponds to 2082552 Voting Rights) are attributed to the company in accordance with Article 22, Section 2, WpHG (German Securities Trading Act).

Furthermore, on May 07, 2015, NN Investment Partners Luxembourg S.A. (formerly known as ING Investment Management Luxembourg S.A.), Luxembourg, Luxembourg has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany, have fallen below the 3% threshold of the Voting Rights on December 13, 2013 and on that day amounted to 2.99% (this corresponds to 3369662 Voting Rights). 1.85% of Voting Rights (this corresponds to 2082552 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 of the WpHG (German Securities Trading Act). 1.14% of Voting Rights (this corresponds to 1287110 Voting Rights) are attributed to  the company in accordance with Article 22, Section 2, WpHG (German Securities Trading Act).

Furthermore, on May 07, 2015, NN Investment Partners B.V. (formerly known as ING Fund Management B.V.), Den Haag, Netherlands has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting  Rights on AIXTRON SE, Herzogenrath, Germany, have exceeded the 3% threshold of the Voting Rights on November 12, 2013 and on that day amounted to 3.002% (this corresponds to 3376037 Voting Rights). 1.158% of Voting Rights (this corresponds to 1302002 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 of the WpHG (German Securities Trading Act). 1.844% of Voting Rights (this corresponds to 2074035 Voting Rights) are attributed to the company in accordance with Article 22, Section 2, WpHG (German Securities Trading Act).

Furthermore, on May 07, 2015, NN Investment Partners Luxembourg S.A. (formerly known as ING Investment Management Luxembourg S.A.), Luxembourg, Luxembourg has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON SE, Herzogenrath, Germany,  have exceeded the 3% threshold of the Voting Rights on November 12, 2013 and on that day amounted to 3.002% (this corresponds to 3376037 Voting Rights). 1.844% of Voting Rights (this corresponds to 2074035 Voting Rights) are attributed to the company in accordance with Article 22, Section 1, Sentence 1, No. 6 of the WpHG (German Securities Trading Act). 1.158% of Voting Rights (this corresponds to 1302002 Voting Rights) are attributed to the company in accordance with Article 22, Section 2, WpHG (German Securities Trading Act).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	May 12, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO